UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 11)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company’s name into English (if applicable))

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Subject Securities)

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
Level 6
100 Queen Street
Melbourne, Victoria  3000 Australia
Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone:  (011) (613) 9635-1500

On March 14, 2007
(Date Tender Offer is to Commence)

Part I — Information Sent to Security Holders

1.                             Home Jurisdiction Documents.

(a)                         Not applicable.

(b)        Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia — Dispatch of Bidder’s Statement” (which   included the typeset version of the Bidder’s Statement and included certain dates relating to the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 1) on March 16, 2007.

On April 10, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ offer for E*TRADE Australia extended” (which included a letter that was being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period and providing the new date for giving notice on the status of conditions of the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 3) on April 11, 2007.

On April 27, 2007, ANZ lodged a Supplementary Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission, which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 7) on April 30, 2007.

On May 15, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “Offer extended to finalise takeover” (which included a letter that was being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 8) on May 16, 2007.

On May 22 2007, ANZ lodged a “Notice of compulsory acquisition following takeover bid” (Exhibit 1) with the Australian Securities and Investments Commission.

2.                             Informational Legends.

Not applicable.

Part II — Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

A list of further ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange on March 9, 2007 and March 14, 2007 was set out on the Form CB (AMENDMENT NO. 1) that ANZ filed with the Securities and Exchange Commission on March 16, 2007.

An announcement titled “ANZ maintains $4.05 bid for E*TRADE Australia” that was lodged with the Australian Stock Exchange on March 23, 2007 was set out on the Form CB (AMENDMENT NO. 2) that ANZ filed with the Securities and Exchange Commission on March 26, 2007.

An announcement titled “ANZ offer for E*TRADE Australia extended” that was lodged with the Australian Stock Exchange on April 10, 2007 was set out on the Form CB (AMENDMENT NO. 3) that ANZ filed with the Securities and Exchange Commission on April 11, 2007.

Three announcements titled “ANZ increases E*TRADE Australia offer to $4.30 with scrip alternative; declares offer final and unconditional”, “Takeover Bid for ETRADE Australia Limited — ASX Market Rule 20.3.1 — On-market purchases during Offer Period”, and “ANZ’s stake in E*TRADE Australia rises to 42.6%” respectively that were lodged with the Australian Stock Exchange on April 23, 2007, were set out on the Form CB (AMENDMENT NO. 4) that ANZ filed with the Securities and Exchange Commission on April 24, 2007.

 An announcement titled “ANZ acquires controlling stake in E*TRADE Australia” that was lodged with the Australian Stock Exchange on April 24, 2007 was set out on the Form CB (AMENDMENT NO. 5) that ANZ filed with the Securities and Exchange Commission on April 26, 2007.

A “Notice Under Section 630(3) of the Corporations Act 2001 (Cth)” that was lodged with the Australian Stock Exchange on April 26, 2007 was set out on the Form CB (AMENDMENT NO. 6) that ANZ filed with the Securities and Exchange Commission on April 27, 2007.

An announcement titled “ANZ lodges Supplementary Bidder’s Statement for E*TRADE Australia takeover” that was lodged with the Australian Stock Exchange on April 27, 2007 was set out on the Form CB (AMENDMENT NO. 7) that ANZ filed with the Securities and Exchange Commission on April 30, 2007.

Two announcements titled “ANZ stake in E*TRADE Australia exceeds 80%” and “Offer extended to finalise takeover” respectively that were lodged with the Australian Stock Exchange on May 15, 2007 were set out on the Form CB (AMENDMENT NO. 8) that ANZ filed with the Securities and Exchange Commission on May 16, 2007.

An announcement titled “ANZ stake in E*TRADE Australia exceeds 90%; will move to compulsorily acquire remaining shares” that was lodged with the Australian Stock Exchange on May 16, 2007 was set out on the Form CB (AMENDMENT NO. 9) that ANZ filed with the Securities and Exchange Commission on May 17, 2007.

An announcement titled “ANZ Adjusted VWAP for E*TRADE takeover calculated as $29.96” that was lodged with the Australian Stock Exchange on May 18, 2007 was set out on the Form CB (AMENDMENT NO. 10) that ANZ filed with the Securities and Exchange Commission on May 21, 2007.

On May 22, 2007, ANZ lodged with the Australian Stock Exchange a “Notice of compulsory acquisition following takeover bid” (Exhibit 1).

Part III — Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

By:	/s/ JOHN PRIESTLEY
	Name:	John Priestley
	Title:	Company Secretary

Date: May 22, 2007

ASIC registered agent number	2466						16 May 2007
lodging party or agent name	Blake Dawson Waldron
office, level, building name or PO Box no street number & name	GPO Box 4958
suburb/city	Melbourne	state/territory	VIC	postcode	3001
telephone	(03) 9679 3000
facsimile	(03) 9679 3111						ASS.	☐	REQ-A ☐
DX number	187 suburb/city		Melbourne				CASH.	☐	REQ-P ☐
Ref	RBT JFS						PROC	☐

Australian Securities & Investments Commission
form 6021
Notice of
	compulsory acquisition following takeover bid					Corporations Act 2001 661B(1)(a)

To									(1)

Securities	of ETRADE AUSTRALIA LIMITED (ABN 12 003 042 082)						(2) (“the Company”)

1.	Under an Off Market Bid offers were made by ANZ ONLINE HOLDINGS PTY LTD (ACN 124 093 625)								(3)
	in respect of the acquisition of	ORDINARY SHARES			(4) in the Company. The offers are scheduled to
	close on 25 MAY 2007 AT 7:00 PM (MELBOURNE TIME)					(5).

2.	You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3.

The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 (“the Act”) that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4.	Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5.	(6) You are entitled, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, by notice in writing to the bidder, to elect which of the following forms of consideration will apply to the acquisition of your securities
	•					CASH CONSIDERATION ($4.30 per Ordinary Share in the Company); or			(7).
	•					SCRIP CONSIDERATION (The Scrip Consideration comprises fully paid ordinary shares in Australia and
New Zealand Banking Group Limited (ABN 11 005 375 522) (“ANZ Shares”) and is described in ANZ
Online Holdings Pty Limited’s Supplementary Bidder’s Statement dated 27 April 2007. Subject to rounding, the Scrip Consideration equates to approximately 0.1435 ANZ Shares per Ordinary Share in the
Company. This is based on the “Adjusted ANZ VWAP” referred to in the Supplementary Bidder’s
Statement being $29.96 per ANZ Share.)

If you do not elect which of the alternative forms of consideration will apply to the acquisition of your
	securities, the form of consideration that will apply will be			CASH CONSIDERATION ($4.30 per Ordinary Share in
	the Company)								(8)

6.

Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7.	The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before this notice was given.

8.

Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 7 of this notice.

Signature
print name	BRIAN HARTZER					capacity	DIRECTOR

sign here						date	22/05/2007
DIRECTIONS

(1)	Name and address of holder
(2)	Name of target company or body.
(3)	Name of bidder.
(4)	Insert description of class of securities to which the bid related.
(5)	Insert date offers closed or are scheduled to close.
(6)	Insert paragraph 5 only where alternative terms are included in the offer.
(7)	Insert details of alternative terms.
(8)	Set out the terms that will apply.